UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              Kestrel Energy, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   492545 10 8
                                 (CUSIP Number)

                                S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                       1550 Seventeenth Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2003
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                              CUSIP No. 492545 10 8

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Barry D. Lasker

2)    Check the Appropriate Box if a Member of a Group*

      (a)  |_|
      (b)  |_|

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3)    SEC USE ONLY

4)    Source of Funds

      PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      |-|

6)    Citizenship or Place of Organization

      U.S.

      Number of Shares                7)  Sole Voting Power        881,000
      Beneficially Owned              8)  Shared Voting Power            0
      By Each Reporting               9)  Sole Dispositive Power   881,000
      Person With                    10)  Shared Dispositive Power       0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      881,000

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      |_|

13)   Percent of Class Represented by Amount in Row (11)

      8.9%

14)   Type of Reporting Person

      IN

                                  SCHEDULE 13D
                                 BARRY D. LASKER


Item 1.     Security and Issuer

            No Par Value Common Stock ("the Shares") of Kestrel  Energy,  Inc.
            (the  "Company"),   1726  Cole  Boulevard,  Suite  210,  Lakewood,
            Colorado 80401

Item 2.     Identity and Background

            (a)  Name:                     Barry D. Lasker

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            (b)  Business                  1726 Cole Boulevard, Suite 210
                 Address:                  Lakewood, Colorado 80401

            (c)  Principal Occupation      President and Chief Executive Officer
                 and Name, Principal       Kestrel Energy, Inc.
                 Business and              Oil and Gas Exploration
                 Address:                  1726 Cole Boulevard, Suite 210
                                           Lakewood, Colorado 80401

            (d)  Criminal
                 Proceedings:              None

            (e)  Civil
                 Proceedings:              None


Item 3.     Source and Amount of Funds or Other Consideration

            On May 5, 2003, the Reporting Person loaned the Issuer $200,000 pursuant to a Revolving Credit Loan Agreement. The Reporting Person has the option to convert all or any portion of the unpaid principal and interest owed under the Revolving Credit Master Note into Shares at a conversion price of $.40 per share, or 500,000 shares based on the current principal balance.

Item 4.     Purpose of Transaction

            The Shares would be acquired for investment purposes.

            (a) See Item 3.
            (b) None.
            (c) None.
            (d) None.
            (e) None.
            (f) None.
            (g) None.
            (h) None.
            (i) None.
            (j) None.

Item 5.     Interest in Securities of the Issuer

            (a) 881,000 Shares of Common Stock (8.9%) beneficially owned, which includes 41,000 Shares, options to purchase 320,000 Shares exercisable within 60 days of May 5, 2003, warrants to purchase 20,000 Shares exercisable within 60 days of May 5, 2003, and 500,000 Shares currently convertible under the Revolving Credit Master Note from the Issuer.

            (b) Number of Shares as to which there is sole power to vote - 881,000; shared power to direct the vote - 0; sole power to direct the disposition - 881,000; shared power to direct the disposition - 0.

            (c) See Item 3.

            (d) None.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            See Item 3.

Item 7.     Material to be filed as Exhibits

            The Revolving Credit Loan Agreement and Mortgage, Deed of Trust, Security Agreement, Assignment of Production and Financing Statement dated May 5, 2003 are incorporated by reference herein from the Issuer's Form 8-K dated May 5, 2003 which were attached thereto as Exhibits 10.1 and 10.2.

                                        SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 19, 2003                        /S/BARRY D. LASKER
                                          ------------------------------------
                                          Barry D. Lasker

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